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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 14a-16 OR 15d-16 OF THE
                         SECURITY EXCHANGE ACT OF 1934

                         For the month of November 2005

                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)

                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1      Press Release - November 25, 2005: Campbell Resources is Granted an
          Extension

99.1 Press Release - November 28, 2005: Corner Bay - Increased Potential at Depth - Substantial Increase of Resources


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CAMPBELL RESOURCES INC.



                                               /s/  Lucy Brun
                                               Lucy Brun
                                               Executive Vice-President and
                                               Chief Administrative Officer


DATE: November 28, 2005

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                                  Exhibit Index


99.1 Press Release - Press Release - November 25, 2005: Campbell Resources is Granted an Extension

99.1 Press Release - November 28, 2005: Corner Bay - Increased Potential at Depth - Substantial Increase of Resources